555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
May 6, 2025	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
Via EDGAR	Hong Kong	Singapore
	Houston	Tel Aviv
Division of Corporation Finance	London	Tokyo
Office of Energy & Transportation	Los Angeles	Washington, D.C.
U.S. Securities and Exchange Commission	Madrid

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil

Craig Arakawa

Anuja Majmudar

Daniel Morris

Re:	Phoenix Energy One, LLC

Amendment No. 3 to Registration Statement on Form S-1

Submitted on March 28, 2025

File No. 333-282862

To Whom It May Concern:

On behalf of our client, Phoenix Energy One, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated May 2, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed by the Company on April 25, 2025. We are submitting this letter via EDGAR in advance of our public filing of Amendment No. 4 (“Amendment No. 4”) to the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”), which will be revised to address the Staff’s comments. In response to the Staff’s comments and as discussed with the Staff on May 5, 2025, we are providing the Staff with copies of certain pages of Amendment No. 4, marked to show changes from Amendment No. 3, containing proposed revised disclosure to be included in Amendment No. 4 to address the Staff’s comments. For the convenience of the Staff, these pages are organized by comment into separate schedules to this letter.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses, which include a reference to the relevant schedule to this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3.

May 6, 2025

Registration Statement on Form S-1

Mandatory Redemption, Page 11

1.

We note your response to prior comment 4. However, your disclosure remains unclear as to what your reference to “applicable subordination provisions” means. In addition, please reconcile your statement in the first sentence of the second paragraph that redemption requests “will” be processed in the order they are received with your revised disclosure in the next sentence that you “intend” to process redemption requests in the order received and “do not intend” to prioritize requests.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it proposes to make the revisions to the Registration Statement as set forth in Schedule I to this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 54

2.

We note discussion elsewhere in your filing regarding tariffs. If it is reasonably possible that changes in tariffs could have a material impact on your liquidity, capital resources or results of operations in future periods, revise your disclosure to clarify this and to describe the impacts.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it proposes to make the revisions to the Registration Statement as set forth in Schedule II to this letter.

Commodity Prices, page 57

3.

We note recent decreases in index prices for WTI and Henry Hub. If current prices are below the price assumptions underlying your development plans and related cash flow projections, expand your disclosure to clarify this and to describe the reasonably possible impact on your liquidity, capital resources, results of operations and reported reserve volumes in the event that prices do not increase above current levels. requests.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it proposes to make the revisions to the Registration Statement as set forth in Schedule III to this letter.

Elements of Our Executive Compensation Program, page 111

4.

We note your response to prior comment 10. Specifically, we note revisions to provide additional information related to the compensation arrangements for Mr. Ferrari, Mr. Allen, and Ms. Wilson. Please further revise as follows:

•

Please clarify, if true, that the twice monthly amounts payable to Mr. Ferrari, Mr. Allen, and Ms. Wilson in 2024 were calculated based on the assumption that the company would meet the revenue target set by LJC. Also, please state, if true, that Mr. Ferrari, Mr. Allen, and Ms. Wilson received the full variable compensation

May 6, 2025

amounts (i.e., $3,1350,000, $1,567,500, and $399,000, respectively), even though Phoenix did not meet its gross revenue target of $285 million upon which variable compensation was contingent under the 2024 employee agreements. In this regard, since you did not meet the applicable revenue target, please reconcile your disclosure under Base Compensation on page 111 that the employees were entitled to these payments.

•

You describe the $3,000,000 payment to Adam Ferrari in January 2025 as an advance which will, in turn, reduce the amount of subsequent payments due from Phoenix to LJC. Please confirm, if true, that the advance was paid in January. Also, given that your twice monthly payments to Mr. Ferrari, Mr. Allen, and Ms. Wilson in 2024 appear to have been advances on 2024 compensation, and given that you will continue to make twice monthly advances to Mr. Allen and Ms. Wilson in 2025, please explain your rationale for modifying Mr. Ferrari’s compensation arrangement in 2025 to provide for a large lump sum advance to him in January, rather than continuing to make pro rata incremental payments throughout the course of the year.

•

Please disclose your process for recovering payments in the event your performance falls short of the revenue target, including whether any compensation amounts are placed in escrow prior to the true-up in December. Provide similar disclosure for your 2025 compensation plan.

•

We note that you have revised to disclose a revenue target for 2024 of $285 million. However, the employee agreements with Mr. Ferrari, Mr. Allen, and Ms. Wilson appear to refer to multiple revenue targets. Please advise.

Response: The Company acknowledges the Staff’s comment advises the Staff that it proposes to make the revisions to the Registration Statement as set forth in Schedule IV to this letter.

With respect to the second bullet of this comment, the Company advises the Staff that LJC determined to modify Mr. Ferrari’s compensation arrangement for 2025 to provide for a lump sum advance to him in January due to the substantial growth in operations the Company experienced under his leadership, including its successful and rapid expansion into oil and gas production and execution of its business strategy, as well as LJC’s determination, based on its business judgement, that Mr. Ferrari’s prior pay was below market competitive levels.

With respect to the fourth bullet of this comment, the Company respectfully advises the Staff that gross revenue was the only revenue target used for determining 2024 variable revenue-based compensation for Mr. Ferrari, Mr. Allen, and Ms. Wilson, and that such compensation was tied to a gross revenue target of $285 million set by LJC. No other target was used.

* * * *

May 6, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC

Lindsey Wilson, Chief Business Officer, Phoenix Energy One, LLC

Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

David Wheeler, Chief Legal Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP

Michele M. Anderson, Latham & Watkins LLP

SCHEDULE I

(Attached)

reserves, respectively, and that we will need to raise approximately $658.9 million in additional capital through the end of 2028 to fund such development. Although we expect our cash flows from operations to be sufficient to service cash interest and principal payment obligations under our debt for the foreseeable future, there can be no assurance as to the sufficiency of our cash flows for that purpose, and we do not expect such cash flows alone to be adequate to fund both our debt service obligations and the development of our reserves. Therefore, we expect to require additional capital to fund our growth and may require additional liquidity to service our debt. As a result, we may use the proceeds of additional debt, including the Notes offered hereby, to make interest and principal payments on our existing debt. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise,” “Risk Factors—Risks Related to Our Indebtedness—Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above,” “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our existing and future indebtedness, including the Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful,” “Risk Factors—Risks Related to the Notes and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We may redeem any Note, in whole or in part, at any time, at a redemption price equal to the then-outstanding principal amount thereof, plus accrued and unpaid interest, to, but excluding, the date of redemption. We may also purchase Notes, in whole or in part, at any time, through open-market or privately negotiated transactions with noteholders or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices, as well as with such consideration, as we may determine.

~~A~~Subject to the provisions described in “Description of Notes—Subordination,” a holder may require us, at any time and from time to time prior to maturity, to redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of redemption, subject to certain exceptions and to an annual cap on all such redemptions of 10% of the aggregate principal amount of all Notes issued and then outstanding (the “10% Limit”). The principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members during any calendar year will not be included in calculating the 10% Limit with respect to any other holders for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to our manager, executive officers, and their respective family members. Noteholders will not otherwise have the right to require us to redeem any Notes. If we are prohibited by law or contract (including the terms of our indebtedness) from redeeming Notes, or the 10.0% Limit limits a holder’s ability to have its Notes redeemed, the holder may have to hold its Notes to maturity. Our ability to redeem Notes may also be limited by our then-existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required purchases. See “Risk Factors—Risks Related to the Notes and this Offering—Holders of Notes will have a limited right to require us to redeem their Notes, and we may not be able to repurchase such Notes when requested” and “Description of Notes—Mandatory Redemption; Repurchase at the Option of the Holders.”

The Notes will be issued only in registered form in minimum denominations of $1,000, and the initial minimum investment amount per holder will be $5,000 (the “Minimum Purchase Amount”). From time to time, we may, however, accept investments of less than the Minimum Purchase Amount or increase or decrease the Minimum Purchase Amount. There is no aggregate minimum purchase amount of Notes we are seeking to offer. We have the right to reject any investment, in whole or in part, for any reason.

The Notes will be a new issue of securities for which there is currently no established public trading market or trading platform. The Notes will not be listed on any securities exchange or automated quotation system. Notes will be transferable by a holder only with our prior written consent, which we may provide at our sole discretion and determine on an ad hoc basis. Accordingly, there can be no assurance as to the development of a trading platform, or the development or liquidity of any market, for the Notes, or that you will be able to transfer your Notes. Therefore, you must be prepared to hold your Notes to maturity. See “Risk Factors—Risks Related to the Notes and this Offering—Notes may only be transferred with our consent. There is no established trading market for the Notes and an active trading market for the Notes is not expected to develop” and “Description of Notes—Transfer.”

We are a wholly owned subsidiary of Phoenix Equity Holdings, LLC, a Delaware limited liability company (“Phoenix Equity”). Phoenix Equity is our sole member and, as such, directs our business and operations, including appointment and compensation of our officers. Lion of Judah Capital, LLC, a Delaware limited liability company (“LJC”), controls Phoenix Equity and, therefore, indirectly has control over our management. Furthermore, Adam Ferrari, our Chief Executive Officer, is the manager of Phoenix Equity. Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in, and are the managers of, LJC. Adam Ferrari, our Chief Executive Officer and the son of Daniel and Charlene Ferrari, owns 100% of the economic interests in LJC, but has no voting or managerial interest in LJC.

We are offering the Notes directly, without an underwriter or placement agent, and on a continuous basis. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust, or similar account. The Notes will be offered to prospective investors on a commercially reasonable efforts basis by Dalmore Group, LLC (“Dalmore Group” or, in its capacity as our with the Reg D Bonds, the “Reg D/Reg A Bonds”). The Reg D/Reg A Bonds that are not Subordinated Reg D Bonds (the “Senior Reg D/Reg A Bonds”) will constitute Senior Debt and will be contractually senior to the Notes. The Subordinated Reg D Bonds are contractually subordinated to the Senior Reg D/Reg A Bonds and will be contractually subordinated to the Notes.

See “Prospectus Summary—Company Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” for more information regarding our outstanding debt for borrowed money. See “Risk Factors—Risks Related to the Notes and this Offering—Your right to receive payment under the Notes is contractually subordinated to Senior Debt,” “Risk Factors—Risks Related to the Notes and this Offering—The Notes are the Issuer’s obligations alone, and will be structurally subordinated to all obligations of the Issuer’s existing and future subsidiaries,” and “Description of Notes—Ranking.”

Further Issuances	The Indenture will not limit the amount of other indebtedness that we or our subsidiaries may incur. Such indebtedness may be secured indebtedness, be Senior Debt, or otherwise rank senior to the Notes. We reserve the right, from time to time and without the consent of any holders of the Notes, to re-open any series of the Notes on terms identical in all respects to the outstanding Notes of such series (except for the date of issuance, the date interest begins to accrue, and, in certain circumstances, the first interest payment date), so that such additional Notes will be consolidated with, form a single series with, and increase the aggregate principal amount of the Notes of such series. See “Risk Factors—Risks Related to the Notes and this Offering.”

Optional Redemption	The Notes will be redeemable at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of the redemption. See “Description of Notes—Optional Redemption.”

Mandatory Redemption	~~A~~Subject to the provisions described in “Description of Notes—Subordination,” a holder may require us, at any time and from time to time prior to maturity, to redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of redemption, subject to certain exceptions and to an annual cap on all such redemptions of 10% of the aggregate principal amount of all Notes issued and then outstanding, subject to certain limitations. Each tranche of Reg D/Reg A Bonds (except the 2020 506(b) Bonds and the 2020 506(c) Bonds, which do not have a mandatory redemption right) and Adamantium Securities has a similar mandatory redemption right, and amounts redeemed under such debt will not count towards the 10% Limit under the Notes. Furthermore, the principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members during any calendar year will not be included in calculating the 10% Limit with respect to any other holders for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to our manager, executive officers, and their respective family members. We may not, however, be able to pay you the required price for Notes you present to us at the time of a mandatory redemption because:

•  we may not have enough funds at that time; or

•  the terms of our indebtedness may prevent us from making such payment.

Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interest rates of the Notes for which redemption has been requested. ~~Subject to applicable subordination provisions that may prohibit us from repurchasing subordinated debt (including~~ Except as set out in the preceding sentence with respect to redemption requests for the Notes~~)~~ relative to other redemption requests for the Notes, we intend to process redemption requests for any holder of our debt securities, regardless of which tranche of debt such holder holds, in the order in which such request is received, and do not intend to prioritize redemption requests under the Reg D/Reg A Bonds or the Adamantium Securities over redemption requests under the Notes, or vice versa; however, we are not obligated to do so and may, in the future, determine to honor redemption requests as among the tranches of our debt securities under different criteria, whether prioritizing near-term maturities, higher interest rates, specific interest payment methods, or otherwise. Any such determination will be made in our sole discretion. See “Risk Factors—Risks Related to the Notes and this Offering—Your right to receive payment under the Notes is contractually subordinated to Senior Debt” and “Risk Factors—Risks Related to the Notes and this Offering—Holders of Notes will have a limited right to require us to redeem their notes, and we may not be able to repurchase such Notes when requested.”

We will not otherwise be required to make any mandatory redemption or sinking fund payments with respect to the Notes. We will also not be required to offer to purchase any Notes with the proceeds of asset sales, in the event of a change of control, or otherwise. See “Risk Factors—Risks Related to the Notes and this Offering” and “Description of Notes—Mandatory Redemption; Repurchase at the Option of the Holders.”

Covenants	We will issue the Notes under the Indenture, which will contain a covenant limiting our ability to sell all or substantially all of our assets or merge or consolidate with or into other companies. This covenant is subject to a number of important limitations and exceptions, and in many circumstances may not significantly restrict our or our subsidiaries’ ability to take the actions described above. For more details, see “Description of Notes—Covenants.”
The terms of the Notes and the Indenture do not otherwise contain financial maintenance covenants or covenants that limit the ability of the Issuer or any of its subsidiaries or affiliates to take actions that may negatively impact your investment, such as incurring indebtedness; paying dividends or making other distributions in respect of, or repurchasing or redeeming, capital stock; prepaying, redeeming, or repurchasing indebtedness; issuing preferred stock or similar equity securities; making loans and investments; selling or otherwise disposing of assets; incurring liens; entering into transactions with affiliates; or entering into agreements restricting subsidiaries’ ability to pay dividends. See “Risk Factors—Risks Related to the Notes and this Offering.”

Events of Default	Under certain circumstances set forth in the Indenture, in connection with an “Event of Default” (as defined below), our obligations under the Notes may be or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

The terms of the Indenture and the Notes will not necessarily restrict our ability to take actions that may impair our ability to pay interest on and principal of the Notes.

Although the Indenture will include covenants that will restrict us from taking certain actions, the terms of these covenants will include important exceptions that you should review carefully before investing in the Notes. Among other things, the Indenture will not require us or any of our subsidiaries to maintain any financial ratios, maintain a sinking fund, or repurchase debt securities in the event of a change of control or asset sale, and will not limit our or our subsidiaries’ ability to incur indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase indebtedness, issue preferred stock or similar equity securities, make loans and investments, sell or otherwise dispose of assets, incur liens, enter into transactions with affiliates, or enter into agreements restricting subsidiaries’ ability to pay dividends. Such actions may adversely affect our ability to perform our obligations under the Indenture and the Notes and could intensify the related risks that we face.

You will not have the benefit of an independent review of the terms of the Notes, the prospectus, or our company as would customarily be performed in underwritten securities offerings.

In a traditional underwritten securities offering, investment banks acting as underwriters or placement agents undertake a due diligence exercise with the issuer, including business, financial, legal, and accounting analysis, and review the prospectus for material misstatements or omissions. The investment banks in an underwritten securities offering also assist with structuring the terms of the securities, including pricing, and engaging with investors.

We are offering the Notes without an underwriter or placement agent. Therefore, you will not have the benefit of an independent review of the terms of the Notes, the prospectus, or our company. Accordingly, you should consult your own investment, tax, financial, and other professional advisors prior to deciding whether to invest in the Notes.

We may redeem your Notes at our option, which may adversely affect your return.

As described under “Description of Notes—Optional Redemption,” we have the right to redeem the Notes in whole or in part at any time at a redemption price of 100.0% of the principal amount being redeemed, plus accrued and unpaid interest. We may choose to exercise these redemption rights when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

Holders of Notes will have a limited right to require us to redeem their Notes, and we may not be able to repurchase such Notes when requested.

~~A~~Subject to the provisions described in “Description of Notes—Subordination,” a holder may require us, at any time and from time to time prior to maturity, to redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of redemption, subject to certain exceptions and to the 10% Limit. Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interest rates of the Notes for which redemption has been requested.

The terms of the Adamantium Securities, the Reg A Bonds, the Subordinated Reg D Bonds, and the July 2022 506(c) Bonds contain mandatory redemption provisions providing the holders thereof with the ability to request redemption of their bonds at any time prior to maturity at a price equal to 100% (with respect to the Adamantium Secured Note), 90% (with respect to the July 2022 506(c) Bonds), or 95% (with respect to the Adamantium Bonds, the Reg A Bonds, and the Subordinated Reg D Bonds) of the principal amount being redeemed. The amount of such redemption is limited (i) on an annual basis to 10% of the aggregate principal amount of Adamantium Bonds, Reg A Bonds, or Subordinated Reg D Bonds, as applicable, then issued and outstanding and (ii) $5.0 million in aggregate principal amount of the Adamantium Secured Note in any 12-month period. No amounts redeemed under such debt will count towards the 10% Limit under the Notes. ~~Subject~~Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to ~~applicable subordination provisions that may prohibit us from repurchasing subordinated debt (including~~date of issuance, maturity date, interest payment method, or interest rates of the Notes~~)~~ for which redemption has been requested. Except as set out in the preceding sentence with respect to redemption requests for the Notes relative to other redemption requests for the Notes, we intend to process redemption requests for any holder of our debt securities, regardless of which tranche of debt such holder holds, in the order in which such request is received, and do not intend to prioritize redemption requests under the Reg D/Reg A Bonds or Adamantium Securities over redemption requests under the Notes, or visa versa; however, we are not obligated to do so and may, in the future, determine to honor redemption requests as among the tranches of our debt securities under different criteria, whether prioritizing near term maturities, higher interest rates, specific interest payment methods, or otherwise. Any such determination will be made in our sole discretion See “—Your right to receive payment under the Notes is contractually subordinated to Senior Debt” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Our affiliates are not prohibited from owning the Notes or our other indebtedness and may, from time to time, have their Notes or other indebtedness redeemed by us in accordance with the terms of the applicable indebtedness or otherwise. The principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members (an “executive redemption request”) during any calendar year will not be included in calculating the 10% Limit with respect to a redemption request made by any other holder (a “non-executive redemption request”) for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to an executive redemption request. As a result, in no circumstance will an executive redemption request decrease the 10% Limit with respect to a non-executive redemption request, but a non-executive redemption request will decrease the 10% Limit with respect to an executive redemption request. For example, if the 10% Limit at the time of a redemption request is $10.0 million, and an executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit remains at $10.0 million for any non-executive redemption requests; however, the 10% Limit for a subsequent executive redemption request would become $2.5 million. Conversely, if the 10% Limit at the time of a redemption request is $10.0 million, and a non-executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit for a subsequent redemption request, whether an executive redemption request or a non-executive redemption request, would become $2.5 million. Therefore, we may be required to purchase up to 20% of the then-outstanding Notes pursuant to the 10% Limit in any calendar year to the extent that executive redemption requests made prior to any non-executive redemption request reach the 10% Limit in such calendar year and subsequent non-executive redemption requests also reach the 10% Limit in such calendar year.

The source of funds for any purchase of the Notes would be our available cash or cash generated from our operations or other sources, including borrowings, sales of assets, or sales of equity. We may not be able to repurchase the Notes upon a redemption request because we may not have sufficient financial resources to purchase all of the Notes requested for redemption. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited or prohibited by contract or by law. In order to retain funds sufficient to satisfy redemption requests we may have to avoid taking certain actions that would otherwise be beneficial to us.

We will not otherwise be required to redeem the Notes at the request of any holder, whether upon a change of control, in connection with an asset sale or casualty event, at the holder’s option, or otherwise. As a result, holders should expect to hold their Notes until maturity. Although we will pay a fixed rate of interest on the Notes, holders may have to forego opportunities to apply the amounts invested in the Notes in other ways, including in a more lucrative investment.

Notes may only be transferred with our consent. There is no established trading market for the Notes and an active trading market for the Notes is not expected to develop.

The Notes will be a new issue of securities with no established trading market or trading platform. Notes will be transferable by a holder only with our prior written consent, which we may provide at our sole discretion and determine on an ad hoc basis. See “Description of Notes—Transfer.” We do not intend to apply to list the Notes on any securities exchange or over-the-counter market, or to arrange for quotation on any automated dealer quotation system, and we do not expect an active trading market for the Notes to develop.

Even if we permit transfers and obtain a listing or quotation in the future, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. If a trading market were to develop, future trading prices of the Notes may be volatile and will depend on many factors, including:

•	the number of holders of Notes;

•	prevailing interest rates;

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market for them; and

•	the market for similar securities.

As a result, an active trading market may not develop for the Notes. If no trading platform is established, or an active trading market does not develop or is not maintained, the market price and liquidity of the Notes would be adversely affected. In that case, you may not be able to sell your Notes at a particular time, at a favorable price, or at all. Therefore, you must be prepared to hold your Notes to maturity and should not purchase Notes unless you understand, and know you can bear, all of the investment risks involving the Notes.

Any redemption of the Notes may, at the Issuer’s discretion, be subject to one or more conditions precedent. The redemption date of any redemption that is subject to satisfaction of one or more conditions precedent may, in the Issuer’s discretion, be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and any notice with respect to such redemption may be modified or rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Issuer in its sole discretion) by the redemption date, or by the redemption date so delayed (which may exceed 60 days from the date of the redemption notice in such case). In addition, such notice of redemption may be extended, if such conditions precedent have not been satisfied or waived by the Issuer, by providing notice to the holders.

The Issuer or its Affiliates may at any time and from time to time purchase Notes. Any such purchases may be made through open-market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices, as well as with such consideration, as the Issuer or any such Affiliates may determine.

Mandatory Redemption; Repurchase at the Option of the Holders

Subject to the provisions described above under “—Subordination,” each holder of a Note may request, in whole at any time and in part from time to time, by written notice to the Issuer, that the Issuer redeem such holder’s Notes at a redemption price equal to 95.0% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption; provided that the Issuer will not be required to redeem any Notes at any time when the Issuer or any of its Subsidiaries or Affiliates is prohibited by law or contract from doing so; provided further that the Issuer will not be required to redeem Notes in an amount that exceeds, in any calendar year, 10.0% of the aggregate principal amount of the Notes issued and outstanding as of the first day of the calendar quarter in which such request is made (the “10% Limit”). Each tranche of Reg D/Reg A Bonds (except the 2020 506(b) Bonds and the 2020 506(c) Bonds, which do not have a mandatory redemption right) and Adamantium Securities have similar mandatory redemption rights, and amounts redeemed under such debt will not count towards the 10% Limit under the Notes. Furthermore, the principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members (an “executive redemption request”) during any calendar year will not be included in calculating the 10% Limit with respect to any other holder (a “non-executive redemption request”) for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to an executive redemption request. As a result, in no circumstance will an executive redemption request decrease the 10% Limit with respect to a non-executive redemption request, but a non-executive redemption request will decrease the 10% Limit with respect to an executive redemption request. For example, if the 10% Limit at the time of a redemption request is $10.0 million, and an executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit remains at $10.0 million for any non-executive redemption requests; however, the 10% Limit for a subsequent executive redemption request would become $2.5 million. Conversely, if the 10% Limit at the time of a redemption request is $10.0 million, and a non-executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit for a subsequent redemption request, whether an executive redemption request or a non-executive redemption request, would become $2.5 million. Therefore, we may be required to purchase up to 20% of the then-outstanding Notes pursuant to the 10% Limit in any calendar year to the extent that executive redemption requests made prior to any non-executive redemption request reach the 10% Limit in such calendar year and subsequent non-executive redemption requests also reach the 10% Limit in such calendar year.

If required by the foregoing or otherwise permitted by the Issuer, in its sole discretion, the Issuer will redeem such Notes on a date to be determined by the Issuer that is no earlier than one and no later than 120 days from the date the Issuer receives written notice from the holder.

If the Issuer is prohibited by law or contract (including the terms of our indebtedness) from redeeming Notes, or the 10.0% Limit limits a holder’s ability to have its Notes redeemed, the holder may have to hold its Notes to maturity. Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interest rates of the Notes for which redemption has been requested. ~~Subject to applicable subordination provisions that may prohibit us from repurchasing subordinated debt (including~~Except as set out in the preceding sentence with respect to redemption requests for the Notes~~)~~ relative to other redemption requests for the Notes, we intend to process redemption requests for any holder of our debt securities, regardless of which tranche of debt such holder holds, in the order in which such request is received, and do not intend to, prioritize redemption requests under the Reg D/Reg A Bonds or Adamantium Securities over redemption requests under the Notes, and vice versa; however, we are not obligated to do so and may, in the future, determine to honor redemption requests as among the tranches of our debt securities under different criteria, whether prioritizing near-term maturities, higher interest rates, specific interest payment methods, or otherwise. Any such determination will be made in our sole discretion. The Issuer’s ability to redeem Notes may also be limited by the Issuer’s then-existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required purchases.

The Issuer will not otherwise be required to make any mandatory redemption or sinking fund payments with respect to the Notes. The Issuer will also not be required to offer to purchase any Notes with the proceeds of asset sales, in the event of a change of control, or otherwise. See “Risk Factors—Risks Related to the Notes and this Offering—Your right to receive payment under the Notes is

SCHEDULE II

(Attached)

purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP financial measure. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, primarily for the following reasons:

Acquisitions

As of December 31, 2024, we had completed 3,074 acquisitions from landowners and other mineral interest owners. There is typically a lag (e.g., six to eighteen months) between when acquisitions are made and when those investments generate meaningful revenue. As a result, many of the investments we made in 2023 began generating revenue in 2024, and we anticipate the same delayed effect will occur from 2024 to 2025 and in the future as we continue to invest in new opportunities. We intend to pursue potential accretive acquisitions of additional mineral and royalty interests by capitalizing on our specialized software, as well as our management team’s expertise and relationships. We believe we will be well-positioned to acquire such assets and, should such opportunities arise, identifying and executing acquisitions will be a key part of our strategy. However, if we are unable to make acquisitions on economically acceptable terms, our future growth may be limited, and any acquisitions we make may reduce, rather than increase, our cash flows and ability to make further investments in our business and satisfy our debt obligations, including with respect to the Notes. Additionally, it is possible that we will effect divestitures of certain of our assets. Any such acquisitions or divestitures affect the comparability of our results of operations from period to period.

Supply, Demand, Market Risk, and Their Impact on Oil Prices

Commodity prices are the most significant factor impacting our revenues, profitability, operating cash flows, the amount of capital we invest in our business, and redemption of our debt. The oil industry is cyclical and commodity prices are highly volatile. During the period from January 1, 2021 through December 31, 2024, prices for crude oil reached a high of $123.70 per Bbl and a low of $47.47 per Bbl. Over the same time period, natural gas prices reached a high of $23.86 per MMBtu and a low of $1.21 per MMBtu. These prices experience large swings, sometimes on a day-to-day or week-to-week basis. For the year ended December 31, 2024, the average NYMEX crude oil and natural gas prices were $76.63 per Bbl and $2.19 per MMBtu, respectively, representing decreases of 1.2% and 13.5%, respectively, from the average NYMEX prices for the year ended December 31, 2023. For the year ended December 31, 2023, the average NYMEX crude oil and natural gas prices were $77.58 per Bbl and $2.53 per MMBtu, respectively, representing decreases of 18.3% and 60.7%, respectively, from the average NYMEX prices for the year ended December 31, 2022. Recently, in April 2025, oil and natural gas prices dropped significantly, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to $58.21 per barrel and $3.33 per MMBtu as of April 30, 2025, respectively.

Commodity prices over that time period have been volatile and will likely continue to be volatile in the future. Crude oil prices over that time period were impacted by a variety of factors affecting current and expected supply and demand dynamics, including strong demand for crude oil, domestic supply reductions, OPEC control measures, ~~and~~ market disruptions resulting from broader macroeconomic drivers, such as the Russia-Ukraine war ~~and~~, sanctions on Russia, and conflicts and tensions in the Middle East. More recently, we believe that commodity prices, including crude oil prices, have been impacted by uncertainties regarding U.S. trade policies and concerns over slowing economic growth and resulting reductions in estimated oil consumption. Market prices for NGL are influenced by the components extracted, including ethane, propane, and butane and natural gasoline, among others, and the respective market pricing for each component. Other factors impacting supply and demand include weather conditions, pipeline capacity constraints, inventory storage levels, basis differentials, export capacity, and the strength of the U.S. dollar, as well as other factors, the majority of which are outside of our control.

~~Commodity prices experienced significant volatility in 2022 after the Russia/Ukraine conflict began and this has continued into 2025. Recent conflicts and tensions in the Middle East have added further volatility to energy prices and the outlook for that region remains extremely uncertain. Ongoing OPEC+ petroleum supply limitations and economic sanctions involving producer countries continue to add uncertainty to the price outlook.~~ We expect commodity price volatility to continue given the complex global dynamics of supply and demand that exist in the market. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow” for further discussion on how volatility in commodity prices could impact us.

We are currently monitoring our operations and industry developments, including our drilling operations and production plans, in light of recent changes in the commodity price environment and industry volatility. While we believe the company is well positioned to navigate a lower price environment, in the event of a prolonged period of lower commodity prices, our cash flows from operations would decrease and we may determine to adjust our business plan by adjusting capital expenditures, decreasing drilling operations and reducing production plans, among others. Such actions and circumstances would also impact our revenue, operating expenses and liquidity. For example, we may also be required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan.

We are also monitoring the impact of the tariffs announced by the United States federal government in 2025. While there is significant uncertainty as to the duration of these and any further tariffs, and the impacts these tariffs and any corresponding retaliatory tariffs will have on the oil and gas industry and on commodity prices, we do not currently expect that the financial impact of the tariffs will be material to capital expenditures or operating expenses in 2025. We expect the primary input of the tariffs to be on certain drilling input costs, such as steel casing.

Reporting and Compliance Expenses

In connection with this offering, we expect to incur incremental non-recurring costs related to our transition to being a public company, including the costs of this offering and the costs associated with the initial implementation of our improved internal controls and testing. We also expect to incur additional significant and recurring expenses as a public reporting company, such as expenses associated with SEC reporting requirements, including annual and quarterly reports, SOX compliance expenses, costs associated with the employment of additional personnel, increased independent auditor fees, increased legal fees, investor relations expenses, and increased director and officer insurance expenses. Certain of these general and administrative expenses are not included in our historical financial statements.

Derivatives

To reduce the impact of fluctuations in oil, NGL, and natural gas prices on our revenues, we periodically enter into commodity derivative contracts with respect to certain of our oil, NGL, and natural gas production through various transactions that limit the risks of fluctuations of future prices. We plan to continue our practice of entering into such transactions to reduce the impact of commodity price volatility on our cash flows from operations.

Impairment

We evaluate our producing properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When assessing proved properties for impairment, we compare the expected undiscounted future cash flows of the proved properties to the carrying amount of the proved properties to determine recoverability. If the carrying amount of proved properties exceeds the expected undiscounted future cash flows, the carrying amount is written down to the properties’ estimated fair value, which is measured as the present value of the expected future cash flows of such properties. The factors used to determine fair value include estimates of proved reserves, future commodity prices, timing of future production, and a risk-adjusted discount rate. The proved property impairment test is primarily impacted by future commodity prices, changes in estimated reserve quantities, estimates of future production, overall proved property balances, and depletion expense. If pricing conditions decline or are depressed, or if there is a negative impact on one or more of the other components of the calculation, we may incur proved property impairments in future periods. For example, commodity prices remain volatile and have generally decreased over the course of 2025. As a result, we may be required to incur such impairments in future periods.

Debt and Interest Expense

We have a significant amount of debt and may incur significantly more in the future to finance, among other things, acquisitions, investments in PhoenixOp, and payments on our debt. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. Increases in interest rates as a result of inflation and a potentially recessionary economic environment in the United States could have a negative effect on the demand for oil and natural gas, as well as our borrowing costs.

PhoenixOp

Our wholly owned subsidiary, PhoenixOp, was formed to manage and conduct drilling, extraction, and related oil and gas operating activities. PhoenixOp commenced the spudding of its first wells in the third quarter of 2023. The first five wells completed

SCHEDULE III

(Attached)

•	political events, public protests, civil disturbances, terrorist acts, or cyber-attacks;

•	decreases in, or extended periods of low, crude oil and natural gas prices;

•	title problems;

•

environmental hazards, such as uncontrollable flows of crude oil, natural gas, brine, well fluids, hydraulic fracturing fluids, toxic gas, or other pollutants into the environment, including groundwater and shoreline contamination;

•	adverse climatic conditions and natural disasters;

•	spillage or mishandling of crude oil, natural gas, brine, well fluids, hydraulic fracturing fluids, toxic gas, or other pollutants by us or by third-party service providers;

•	limitations in infrastructure, including transportation, processing, refining, and exportation capacity, or markets for crude oil and natural gas; and

•	delays imposed by or resulting from compliance with regulatory requirements, including permitting.

As we expand our direct drilling and extraction activities the impact of these risks on our overall business will only grow more significant. See “—The businesses of direct drilling and extraction of minerals and acquisition of mineral rights are highly competitive. If we are unable to successfully compete within these businesses through our direct drilling operations conducted by PhoenixOp, we may not be able to identify and purchase attractive assets and successfully operate our properties,” “—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow,” “—Properties we acquire for our direct drilling and extraction operations, currently conducted through PhoenixOp, may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with such properties, or obtain protection from sellers against such liabilities,” and “—Our development of successful operations relies extensively on our direct operations, through PhoenixOp and various third-party E&P operators, which could have a material adverse effect on our results of operations.”

We are not insured against all risks associated with our business. We and PhoenixOp may elect to not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented or for other reasons. In addition, some risks such as those stemming from certain environmental hazards are generally not fully insurable.

Losses and liabilities arising from any of the above events could reduce the value of our capital contributions to PhoenixOp, increase our need to provide additional capital to PhoenixOp, and otherwise harm our financial position, which could adversely affect us and our ability to pay our obligations under the Notes.

Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.

We are in the business of both drilling and extracting oil and gas minerals directly through our operations conducted by PhoenixOp, and purchasing mineral rights and non-operated working interests in land in the United States, including the rights to drill for oil and gas. The prices we receive for our oil and natural gas production heavily influence our revenue, operating results, profitability, access to capital, future rate of growth, and carrying value of our properties. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand, as well as costs and terms of transport to downstream markets.

Historically, the commodities markets have been volatile, and these markets will likely continue to be volatile in the future. For example, in April 2025, oil prices dropped significantly, going from $71.20 per barrel as of April 1, 2025 to $58.21 per barrel as of April 30, 2025. A decline in oil and natural gas prices can have an adverse effect on the value of our interests in the land and revenue from our own direct drilling production, which will materially and adversely affect our ability to generate cash flows and, in turn, our ability to make interest and principal payments on the Notes.

The prices received for oil and natural gas produced on our land, and the levels of the production, depend on numerous factors beyond our control and include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of the Petroleum Exporting Countries (“OPEC”);

•

political and economic conditions and events in foreign oil, natural gas, and NGL producing countries, including elevated levels of inflation and interest rates, embargoes, and introduction of tariffs on oil and gas products;

•	the level of global and domestic oil and natural gas E&P activity and the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;

•	the level of global and domestic oil and natural gas inventories;

•	the level of consumer product demand;

•	inclement or hazardous weather conditions and natural disasters;

•	the availability of storage for hydrocarbons and technological advances affecting energy consumption and energy supply;

•	speculative trading in commodity markets, including expectations about future commodity prices;

•

the proximity of our production operations to, and capacity, availability, and cost of, pipelines and other transportation and storage facilities, and other factors that result in differentials to benchmark prices;

•	domestic, local, and foreign governmental regulation and taxes;

•	fuel and energy conservation measures and technological advances affecting energy consumption;

•

armed conflict, political instability, or civil unrest in oil and gas producing regions, including instability in the Middle East and the conflict between Russia and Ukraine, and the related potential effects on laws and regulations or the imposition of economic or trade sanctions;

•	changes in regulatory and trade policy, such as ~~proposed~~ tariffs, as well as the potential for general market volatility and political uncertainty;

•	the occurrence or threat of epidemic or pandemic diseases, or any government response to such occurrence or threat; and

•	the price and availability of alternative fuels.

These factors and the volatility of oil and natural gas prices make it extremely difficult to predict future crude oil, natural gas, and NGL price movements or to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Certain actions by OPEC and other oil producing nations in the first half of 2020, combined with the impact of the COVID-19 pandemic and a shortage in available storage for hydrocarbons in the United States, contributed to the historic low price for crude oil in April 2020. While the prices for crude oil have generally increased since then, such prices have historically remained volatile, which has adversely affected the prices at which production from our properties is sold, as well as the production activities of operators on our properties, and may continue to do so in the future. This, in turn, has and will materially affect the amount of royalty payments that we receive from our third-party E&P operators and our income from direct drilling operations. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects. In particular, our five-year development plan is based on assumed average oil and natural gas prices of $64.39 per barrel and $3.85 per MMBtu, respectively, and our outlook for 2025 is based on average benchmark commodity prices of $71.98 per barrel for crude oil and $3.94 per Mcf for natural gas, as compared recent to prices of $58.21 per barrel and $3.33 per MMBtu, respectively, as of April 30, 2025. This plan and outlook may need to be adjusted in the future as a result of any material sustained decrease in oil and natural gas prices as compared to our assumptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, in response to a sustained decrease in oil and natural gas prices, we may determine to adjust our overall business plan by adjusting capital expenditures, decreasing drilling operations and reducing production plans, among others. Such actions and circumstances would impact our revenue, operating expenses and liquidity. For example, we may be required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan.

Our revenues, operating results, profitability, and future rate of growth depend primarily on the prices of oil and, to a lesser extent, natural gas that we sell. Any substantial decline in the price of crude oil, natural gas, and NGL or prolonged period of low commodity prices will materially adversely affect our business, financial condition, results of operations, and cash flows. Further, a slowdown in the timing of oil or natural gas production, especially if in connection with a decline in prices, may reduce our ability to collect lease payments from leaseholders, which could limit our ability to make interest and principal payments on the Notes. Prices also affect the amount of cash flow available for capital expenditures and our ability to raise additional capital. In addition, we may need to record asset carrying value write-downs if prices fall. A significant decline in the prices of natural gas or oil could adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.

We have a limited operating history and have experienced periods of significant business growth in a short time, making it difficult for you to evaluate our business and prospects. If we are unable to manage our business and growth effectively, our business could be materially and adversely affected.

Since our formation in 2019, our business has grown considerably. Our limited operating history and the significant growth in operations and revenue we have experienced since then makes evaluation of our business and prospects difficult. Any growth that we

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our performance. Among the measures considered by management are the following:

•	volumes of oil, natural gas, and NGL produced;

•	number of producing wells, spud wells, and permitted wells;

•	commodity prices; and

•	revenue and EBITDA.

Volumes of Oil, Natural Gas, and NGL Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from our mineral and royalty interests. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Producing Wells, Spud Wells, and Permitted Wells

In order to track and assess the performance of our assets, we monitor the number of permitted wells, spud wells, completions, and producing wells on our mineral and royalty interests in an effort to evaluate near-term production growth.

Commodity Prices

Historically, oil, natural gas, and NGL prices have been volatile and may continue to be volatile in the future. During the past five years, the posted price for West Texas Intermediate (“WTI”) has ranged from a low of negative $36.98 per barrel in April 2020 to a high of $123.64 per barrel in March 2022. ~~The~~ Over the same period, the Henry Hub spot market for natural gas has ranged from a low of $1.21 per MMBtu in November 2024 to a high of $23.86 per MMBtu in February 2021. Recently, in April 2025, oil and natural gas prices dropped significantly, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to $58.21 per barrel and $3.33 per MMBtu as of April 30, 2025, respectively. Lower prices may not only decrease our revenues, but also potentially the amount of oil, natural gas, and NGL that our operators can produce economically. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.”

Oil. The substantial majority of our oil production is sold at prevailing market prices, which fluctuate in response to many factors that are outside of our control. The majority of our oil production is priced at the prevailing market price with the final realized price affected by both quality and location differentials. The chemical composition of crude oil plays an important role in its refining and subsequent sale as petroleum products. As a result, variations in chemical composition relative to the benchmark crude oil, usually WTI, will result in price adjustments, which are often referred to as quality differentials. The characteristics that most significantly affect quality differentials include the density of the oil, as characterized by its American Petroleum Institute gravity, and the presence and concentration of impurities, such as sulfur. Location differentials generally result from transportation costs based on the produced oil’s proximity to consuming and refining markets and major trading points.

Natural Gas. The U.S. New York Mercantile Exchange (“NYMEX”) price quoted at Henry Hub is a widely used benchmark for the pricing of natural gas in the United States. The actual prices realized from the sale of natural gas differ from the quoted NYMEX price as a result of quality and location differentials. Quality differentials result from the heating value of natural gas measured in Btu and the presence of impurities, such as hydrogen sulfide, carbon dioxide, and nitrogen. Natural gas containing ethane and heavier hydrocarbons has a higher Btu value and will realize a higher volumetric price than natural gas that is predominantly methane, which has a lower Btu value. Natural gas with a higher concentration of impurities will realize a lower price due to the presence of the impurities in the natural gas when sold or the cost of treating the natural gas to meet pipeline quality specifications. Natural gas, which currently has limitations on transportation in certain regions, is subject to price variances based on local supply and demand conditions and the cost to transport natural gas to end-user markets.

NGL. NGL pricing is generally tied to the price of oil, but varies based on differences in liquid components and location.

EBITDA

We calculate EBITDA by adding back to net income (loss), interest income and expense and depreciation, depletion, amortization, and accretion expense for the respective periods. EBITDA is a non-GAAP supplemental financial measure used by our management to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP financial measure. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, primarily for the following reasons:

Acquisitions

As of December 31, 2024, we had completed 3,074 acquisitions from landowners and other mineral interest owners. There is typically a lag (e.g., six to eighteen months) between when acquisitions are made and when those investments generate meaningful revenue. As a result, many of the investments we made in 2023 began generating revenue in 2024, and we anticipate the same delayed effect will occur from 2024 to 2025 and in the future as we continue to invest in new opportunities. We intend to pursue potential accretive acquisitions of additional mineral and royalty interests by capitalizing on our specialized software, as well as our management team’s expertise and relationships. We believe we will be well-positioned to acquire such assets and, should such opportunities arise, identifying and executing acquisitions will be a key part of our strategy. However, if we are unable to make acquisitions on economically acceptable terms, our future growth may be limited, and any acquisitions we make may reduce, rather than increase, our cash flows and ability to make further investments in our business and satisfy our debt obligations, including with respect to the Notes. Additionally, it is possible that we will effect divestitures of certain of our assets. Any such acquisitions or divestitures affect the comparability of our results of operations from period to period.

Supply, Demand, Market Risk, and Their Impact on Oil Prices

Commodity prices are the most significant factor impacting our revenues, profitability, operating cash flows, the amount of capital we invest in our business, and redemption of our debt. The oil industry is cyclical and commodity prices are highly volatile. During the period from January 1, 2021 through December 31, 2024, prices for crude oil reached a high of $123.70 per Bbl and a low of $47.47 per Bbl. Over the same time period, natural gas prices reached a high of $23.86 per MMBtu and a low of $1.21 per MMBtu. These prices experience large swings, sometimes on a day-to-day or week-to-week basis. For the year ended December 31, 2024, the average NYMEX crude oil and natural gas prices were $76.63 per Bbl and $2.19 per MMBtu, respectively, representing decreases of 1.2% and 13.5%, respectively, from the average NYMEX prices for the year ended December 31, 2023. For the year ended December 31, 2023, the average NYMEX crude oil and natural gas prices were $77.58 per Bbl and $2.53 per MMBtu, respectively, representing decreases of 18.3% and 60.7%, respectively, from the average NYMEX prices for the year ended December 31, 2022. Recently, in April 2025, oil and natural gas prices dropped significantly, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to $58.21 per barrel and $3.33 per MMBtu as of April 30, 2025, respectively.

Commodity prices over that time period have been volatile and will likely continue to be volatile in the future. Crude oil prices over that time period were impacted by a variety of factors affecting current and expected supply and demand dynamics, including strong demand for crude oil, domestic supply reductions, OPEC control measures, ~~and~~ market disruptions resulting from broader macroeconomic drivers, such as the Russia-Ukraine war ~~and~~, sanctions on Russia, and conflicts and tensions in the Middle East. More recently, we believe that commodity prices, including crude oil prices, have been impacted by uncertainties regarding U.S. trade policies and concerns over slowing economic growth and resulting reductions in estimated oil consumption. Market prices for NGL are influenced by the components extracted, including ethane, propane, and butane and natural gasoline, among others, and the respective market pricing for each component. Other factors impacting supply and demand include weather conditions, pipeline capacity constraints, inventory storage levels, basis differentials, export capacity, and the strength of the U.S. dollar, as well as other factors, the majority of which are outside of our control.

~~Commodity prices experienced significant volatility in 2022 after the Russia/Ukraine conflict began and this has continued into 2025. Recent conflicts and tensions events in the Middle East have added further volatility to energy prices and the outlook for that region remains extremely uncertain. Ongoing OPEC+ petroleum supply limitations and economic sanctions involving producer countries continue to add uncertainty to the price outlook.~~ We expect commodity price volatility to continue given the complex global dynamics of supply and demand that exist in the market. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow” for further discussion on how volatility in commodity prices could impact us.

We are currently monitoring our operations and industry developments, including our drilling operations and production plans, in light of recent changes in the commodity price environment and industry volatility. While we believe the company is well positioned to navigate a lower price environment, in the event of a prolonged period of lower commodity prices, our cash flows from operations would decrease and we may determine to adjust our business plan by adjusting capital expenditures, decreasing drilling operations and reducing production plans, among others. Such actions and circumstances would also impact our revenue, operating expenses and liquidity. For example, we may also be required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan.

We are also monitoring the impact of the tariffs announced by the United States federal government in 2025. While there is significant uncertainty as to the duration of these and any further tariffs, and the impacts these tariffs and any corresponding retaliatory tariffs will have on the oil and gas industry and on commodity prices, we do not currently expect that the financial impact of the tariffs will be material to capital expenditures or operating expenses in 2025. We expect the primary input of the tariffs to be on certain drilling input costs, such as steel casing.

Reporting and Compliance Expenses

In connection with this offering, we expect to incur incremental non-recurring costs related to our transition to being a public company, including the costs of this offering and the costs associated with the initial implementation of our improved internal controls and testing. We also expect to incur additional significant and recurring expenses as a public reporting company, such as expenses associated with SEC reporting requirements, including annual and quarterly reports, SOX compliance expenses, costs associated with the employment of additional personnel, increased independent auditor fees, increased legal fees, investor relations expenses, and increased director and officer insurance expenses. Certain of these general and administrative expenses are not included in our historical financial statements.

Derivatives

To reduce the impact of fluctuations in oil, NGL, and natural gas prices on our revenues, we periodically enter into commodity derivative contracts with respect to certain of our oil, NGL, and natural gas production through various transactions that limit the risks of fluctuations of future prices. We plan to continue our practice of entering into such transactions to reduce the impact of commodity price volatility on our cash flows from operations.

Impairment

We evaluate our producing properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When assessing proved properties for impairment, we compare the expected undiscounted future cash flows of the proved properties to the carrying amount of the proved properties to determine recoverability. If the carrying amount of proved properties exceeds the expected undiscounted future cash flows, the carrying amount is written down to the properties’ estimated fair value, which is measured as the present value of the expected future cash flows of such properties. The factors used to determine fair value include estimates of proved reserves, future commodity prices, timing of future production, and a risk-adjusted discount rate. The proved property impairment test is primarily impacted by future commodity prices, changes in estimated reserve quantities, estimates of future production, overall proved property balances, and depletion expense. If pricing conditions decline or are depressed, or if there is a negative impact on one or more of the other components of the calculation, we may incur proved property impairments in future periods. For example, commodity prices remain volatile and have generally decreased over the course of 2025. As a result, we may be required to incur such impairments in future periods.

Debt and Interest Expense

We have a significant amount of debt and may incur significantly more in the future to finance, among other things, acquisitions, investments in PhoenixOp, and payments on our debt. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. Increases in interest rates as a result of inflation and a potentially recessionary economic environment in the United States could have a negative effect on the demand for oil and natural gas, as well as our borrowing costs.

PhoenixOp

Our wholly owned subsidiary, PhoenixOp, was formed to manage and conduct drilling, extraction, and related oil and gas operating activities. PhoenixOp commenced the spudding of its first wells in the third quarter of 2023. The first five wells completed by PhoenixOp began production in the first quarter of 2024, and the next five wells began production in the second quarter of 2024. As of December 31, 2024, PhoenixOp placed an additional 22 wells in production, and had an additional 39 wells in various stages of development. Given its limited operations in 2023, PhoenixOp’s revenue was $1.2 million for that year. For the year ended December 31, 2024, PhoenixOp’s operations increased and its revenue was $125.6 million. As more wells continue to commence production, and more properties are contributed to PhoenixOp for potential future production, we expect to derive a greater portion of our total revenues from PhoenixOp and our operating segment. We believe these operations represent a significant source of potential revenue growth. In addition, as PhoenixOp is an E&P operator, it incurs greater operating costs related to drilling, extraction, and related oil and gas operating activities than our mineral and non-operating activities. As a result, we expect our operating costs to increase as PhoenixOp’s operations expand and become a greater portion of our overall business. These operations continue to execute well against our business plan and we expect these trends to continue in 2025. We are currently monitoring PhoenixOp operations and industry developments in light of recent changes in the commodity price environment. While we believe these operations are well positioned to navigate a lower price environment, we may reduce operations, such as reducing rigs or completion crews, in response to prolonged periods of decreased commodity prices, which would reduce our revenue generated by PhoenixOp and could have an adverse effect on our business, financial condition, results of operations and cash flows from operations.

2025 Outlook

The following table presents our current estimates of certain financial and operating results for the full year of 2025. These forward-looking statements reflect our expectations as of the date of this prospectus, and are subject to substantial uncertainty. Our results are inherently unpredictable, may fluctuate significantly, and may be materially affected by many factors, such as fluctuations in commodity prices, changes in global economic and geopolitical conditions, and changes in governmental regulations, among others. The following estimates are based on, among other things, our anticipated capital expenditures and drilling and operations programs, our ability to drill and complete wells consistent with our expectations, certain drilling, completion, and equipping cost assumptions, and certain well performance assumptions. In addition, achieving these estimates and maintaining the required drilling activity to achieve these estimates will depend on the availability of capital, the existing regulatory environment, commodity prices and differentials, rig and service availability, and actual drilling results, as well as other factors. Factors that could cause or contribute to changes of such estimates include those described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statement” presented elsewhere in this prospectus. If any of these risks and uncertainties actually occur or the assumptions underlying our estimates are incorrect, our actual operating results, costs and activities may be materially and adversely different from our expectations or guidance. For example, a sustained decrease in the price of oil and natural gas, particularly at prices below the prices assumed in our current estimates, would have an adverse effect on our business, financial condition. results of operations, cash flows, and 2025 outlook. For example, we are currently monitoring our operations and industry developments in light of recent changes in the commodity price environment and industry volatility. While we believe the company is well positioned to navigate a lower price environment, a prolonged period of commodity prices below those assumed for purposes of our business plan and current estimates would have an adverse effect on our business, financial condition, results of operations, cash flows from operations and 2025 outlook. If we adjust our business plan in response to such events, we may subsequently revise our 2025 outlook to reduce our expected ranges. For example, in such event, our expected ranges for revenue, net income, EBITDA and production would likely decrease. Further, our total outstanding debt may increase to the extent we are required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan. In addition, investors should recognize that the reliability of any guidance diminishes in as much as it involves estimates for figures farther in the future, and so the farther we are from the end of 2025 the more likely that our actual results will differ materially from our guidance. In light of the foregoing, investors are urged to put our guidance in context and not to place undue reliance upon it.

	As of and for the Year Ending December 31, 2025
(dollars in thousands)	Lower Range	Upper Range
Revenue(1)	$595,000	$625,000
Total operating expenses	442,000	430,000
Net income	10,000	35,000
Interest expense, net	143,000	160,000
Depreciation, depletion, amortization, and accretion expense	157,000	180,000

EBITDA(2)	$310,000	$375,000

Total outstanding debt(3)	$1,550,000	$1,800,000
Production:
Crude oil (Bbls)	8,231,000	8,404,000
Natural gas (Mcf)(4)	10,600,000	10,845,000
NGLs (Bbls)	396,000	406,000

Total (Boe) (6:1)	10,393,667	10,617,500

Average daily production (Boe/d) (6:1)	28,476	29,089

(1)

Based on an average benchmark commodity price of $71.98/Bbl for crude oil and $3.94/Mcf for natural gas. Recently, in April 2025, oil and natural gas prices dropped significantly, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to $58.21 per barrel and $3.33 per MMBtu as of April 30, 2025, respectively. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.”

(2)	EBITDA is a non-GAAP financial measure. See “—Non-GAAP Financial Measures.”
(3)

Assumes repayment of an aggregate of $103.3 million of debt outstanding as of December 31, 2024 and maturing prior to December 31, 2025, without any prepayments of debt not maturing prior to December 31, 2025, and the issuance of between $665.4 million and $915.4 million of new debt during the year ending December 31, 2025.

(4)

Revenue from natural gas has not historically represented a significant portion of our total revenues. We anticipate this trend to continue and, as a result, we currently estimate 844 MMcf to 866 MMcf of natural gas volumes (of the production range presented above) will be sold and recognized as revenues for the year ending December 31, 2025.

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table summarizes our consolidated results of operations for the periods indicated:

	Year Ended December 31,		Change
(in thousands)	2024	2023 (As Restated)	$	%
Revenues
Mineral and royalty revenues	$152,999	$118,088	$34,911	30%
Product sales	125,649	—	125,649	NM
Water services	2,478	—	2,478	NM
Other revenues	101	17	84	494%

Total revenues	$281,227	$118,105	$163,122	138%

Operating expenses
Cost of sales	$63,947	$19,733	$44,214	224%
Depreciation, depletion, amortization, and accretion	85,977	34,228	51,749	151%
Advertising and marketing	679	4,136	(3,457)	(84)%
Selling, general, and administrative	29,167	14,314	14,853	104%
Payroll and payroll-related	27,934	12,733	15,201	119%
Loss on sale of assets	564	—	564	NM
Impairment expense	564	974	(410)	(42)%

Total operating expenses	$208,832	$86,118	$122,714	142%

Income from operations	$72,395	$31,987	$40,408	126%

Other expenses
Interest income	$705	$66	$639	968%
Interest expense	(90,210)	(47,882)	(42,328)	(88)%
Loss on derivatives	(5,986)	(32)	(5,954)	18606%
Loss on debt extinguishment	(1,697)	(328)	(1,369)	417%

Total other expenses	$(97,188)	$(48,176)	$(49,012)	(102)%

Net loss	$(24,793)	$(16,189)	$(8,604)	(53)%

NM – not meaningful.

The following tables summarize our segment operating profit (loss) for the periods indicated:

	Year Ended December 31, 2024
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Total revenues	$153,135	$128,127	$102,131	$(102,166)	$281,227
Total operating expenses	(109,636)	(83,982)	(15,350)	136	(208,832)

Our ability to finance our operations, including funding capital expenditures and acquisitions, to meet our indebtedness obligations, or to refinance our indebtedness, will depend on our ability to generate cash in the future. Although we expect that our cash flows from operations will be sufficient to meet our fixed obligations, to fully realize our business plan we expect that we will need to raise approximately $400 million in capital in 2025 through the incurrence of additional debt, including the Notes offered hereby. We believe that these sources of liquidity will be sufficient to meet our cash requirements, including normal operating needs, debt service obligations, and capital expenditures, for at least the next 12 months, and will allow us to continue to execute on our strategy of expanding our direct drilling operations through PhoenixOp and acquiring attractive mineral and royalty interests in order to position us to grow our cash flows.

We periodically assess changes in current and projected cash flows, acquisition and divestiture activities, and other factors to determine the effects on our liquidity. Our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather, and general economic, financial, competitive, legislative, regulatory, and other factors. We are currently monitoring our operations and industry developments, including our drilling operations and production plans, in light of recent changes in the commodity price environment and industry volatility. In April 2025, oil and natural gas prices dropped significantly, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to $58.21 per barrel and $3.33 per MMBtu as of April 30, 2025, respectively, which prices are below those assumed for purposes of our business plan. While we believe the company is well positioned to navigate a lower price environment, in the event of a prolonged period of commodity prices below those assumed for purposes of our business plan, our cash flows from operations would decrease and we may determine to adjust our business plan by adjusting capital expenditures, decreasing drilling operations and reducing production plans, among others. We may also be required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.” If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures. If we require additional capital for acquisitions or other reasons, we may raise such capital through additional borrowings, asset sales, offerings of equity and debt securities, or other means. We cannot assure you that necessary capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by covenants in our debt arrangements. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that are favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves. See “Risk Factors.”

We or our affiliates may from time to time seek to repurchase or retire the Notes or our other indebtedness through cash purchases and/or exchanges for equity or debt securities, in open-market purchases, privately negotiated transactions, tender or exchange offers, or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity, contractual restrictions, and other factors. The amounts involved may be material. For more information regarding the material terms of our outstanding indebtedness, see “—Indebtedness” below.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2024	2023 (As Restated)	2022 (As Restated)
		(in thousands)
Net cash provided by (used in)
Operating activities	$95,239	$(1,826)	$18,642
Investing activities	(437,703)	(278,661)	(91,888)
Financing activities	457,850	281,308	77,493

Net increase in cash and cash equivalents	$115,386	$821	$4,247

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 was $95.2 million, as compared to $1.8 million used in operations for the same period in 2023, an increase of $97.0 million in cash provided by operating activities. The increase was primarily due to a $54.7 million increase in net income, adjusted for non-cash charges of $63.3 million, and net favorable fluctuations of $41.8 million from changes in operating assets and liabilities. The $41.8 million cash inflow from changes in operating assets and liabilities was primarily due to a net increase of $28.6 million in accounts receivable, accounts payable, and accrued and other liabilities, primarily due to the timing of cash receipts and payments, and a $13.8 million increase in accrued interest from the increased amount of debt securities issued during the year ended December 31, 2024 as compared to the same period in 2023.

SCHEDULE IV

(Attached)

Messrs. Ferrari and Curtis Allen and Ms. Wilson are entitled to receive variable revenue-based compensation tied to revenue targets of our company set by LJC, in lieu of a base salary. ~~For 2024, LJC set a gross revenue target of $285 million, and our gross revenue for the year was $281 million. The increase in the compensation for Messrs. Ferrari and Curtis Allen for 2024 was determined by LJC based on our significant growth year over year, as evidenced by the fact that our gross revenue more than doubled from 2023 to 2024, and our projected continued growth and overall performance and based on an analysis of the compensation of executive officers of similarly sized companies within our industry. During 2024, Messrs. Ferrari and Curtis Allen and Ms. Wilson were entitled to 1.10%, 0.55%, and 0.14% of our company’s gross revenue, respectively. Payments were made twice monthly throughout 2024 and were trued-up on December 15, 2024, using annual gross revenue estimates prepared from the books and records of our company as of such date.~~ LJC may exercise discretion in determining variable compensation for the named executive officers, and may also approve additional variable compensation for the named executive officers as it determines in its discretion, in each case, taking into consideration such factors as LJC determines are appropriate.

The following table sets forth the base compensation ~~salaries~~ of our named executive officers for 2024:

Named Executive Officer	2024 Annual Base Compensation
Adam Ferrari	$3,135,000	(1)
Curtis Allen	$1,567,500	(1)
Sean Goodnight	$455,000	(2)
Brandon Allen	$300,000	(2)
Lindsey Wilson	$399,000	(1)

(1)	Represents variable revenue-based compensation. ~~Represents equity draw based on a percentage of company revenue, as described above.~~
(2)	Represents annual base salary.

The increase in the compensation for Messrs. Ferrari and Curtis Allen for 2024 was determined by LJC based on our significant growth year over year, as evidenced by the fact that our gross revenue more than doubled from 2023 to 2024, our overall operational performance, and an analysis of the compensation of executive officers of similarly sized companies within our industry.

For 2024, variable revenue-based compensation for Messrs. Ferrari and Curtis Allen and Ms. Wilson was tied to a gross revenue target of $285 million set by LJC. No other revenue targets were used to determine the named executive officers’ 2024 variable revenue-based compensation. Messrs. Ferrari and Curtis Allen and Ms. Wilson were entitled to 1.10%, 0.55%, and 0.14% of our 2024 gross revenue, respectively, upon achievement of the gross revenue target. Payments were made twice monthly throughout 2024 based on the assumed achievement of our revenue target with a final true-up payment at year end.

Our actual gross revenue for 2024 was $281 million. LJC determined that our gross revenue of $281 million for the year substantially satisfied the gross revenue target of $285 million, and Messrs. Ferrari and Curtis Allen and Ms. Wilson accordingly received their full variable compensation amounts (i.e., $3,135,000, $1,567,500, and $399,000, respectively), even though we did not meet our gross revenue target of $285 million upon which variable compensation was contingent under the named executive officers’ 2024 employee agreements.

LJC may exercise similar discretion in the future with respect to the variable compensation under these agreements, and may determine to pay full variable compensation amounts even where our gross revenue falls short of the stated target.

We have not implemented formal agreements, policies, or other arrangements or mechanisms to facilitate recovery of variable revenue-based compensation paid to the named executive officers in the event actual revenue differs from an estimated or assumed level used to calculate the variable revenue-based compensation payments made to our named executive officers throughout the year or otherwise falls below an applicable revenue target. The appropriateness and manner of seeking any such recovery would be within LJC’s and (except as to his own compensation) Mr. Ferrari’s discretion, taking into account any factors that they determine are appropriate, including that, as discussed elsewhere in this compensation discussion and analysis, all compensation paid to Messrs. Ferrari and Curtis Allen and Ms. Wilson is a draw against, and will reduce, future distributions payable to the member with respect to such member’s membership interest in Phoenix Equity (or, for Mr. Ferrari, payable to LJC with respect to LJC’s interest in Phoenix Equity). LJC and, for the named executive officers other than himself, Mr. Ferrari, have broad discretion to approve the compensation of our named executive officers on an annual basis and from time to time, and could account for such an event in a number of ways, including, for example, by updating the assumed level of achievement upon which semi-monthly payments are made during a year, adjusting future semi-monthly payments to reflect any overage, or, to the extent any such difference is not reflected in the final true up payment for a given year, considering any overage amount when determining annual discretionary bonuses for the year or when setting revenue targets, revenue sharing percentages, or annual discretionary bonuses for future years.

Bonuses

Our chief executive officer, in consultation with LJC, determined that each of Messrs. Goodnight and Brandon Allen should be eligible to earn discretionary bonuses as part of each such named executive officer’s 2024 compensation package based on each such named executive officer’s individual performance and the performance of our company.

Mr. Goodnight’s bonus earned for 2024 was $205,000 and will be payable in March 2025. Mr. Goodnight received a discretionary additional bonus in the amount of $95,000 in December 2024. Mr. Brandon Allen’s bonus earned for 2024 was $225,000 and will be payable in March 2025.

While Ms. Wilson is not expressly entitled to a bonus as part of her 2024 compensation package, our chief executive officer may determine in his discretion to grant her a bonus based on her individual performance and the performance of our company. During 2024, Ms. Wilson received aggregate bonus payments in the amount of $32,000.

Commissions

During 2024, Mr. Goodnight was eligible to receive sales commissions based on a percentage of the adjusted purchase price of mineral interests and interests in oil and gas properties that he is directly responsible for our company acquiring in connection with our operations. Pursuant to the terms of the Commission Agreement by and between Mr. Goodnight and us, effective as of January 16, 2024 (the “Goodnight Commission Agreement”), Mr. Goodnight was eligible to earn a commission of 3.5% for closed mineral deals and 3% for closed lease deals during 2024. No such commissions were earned during 2024.

Equity Compensation

We view equity-based compensation as a critical component of our total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interests of executives with those of our members and investors. We do not currently have any formal policy for determining the number of equity-based awards to grant to named executive officers, but all named executive officers, along with all employees of our company, are eligible for awards under our 2024 Long-Term Incentive Plan.

Each of Mr. Curtis Allen, Mr. Goodnight, and Ms. Wilson was previously granted equity compensation in the form of profits interests in our company, which were exchanged for profits interests in Phoenix Equity effective as of October 18, 2024. The profits interests were designed to align the interests of our named executive officers with the interests of other members of Phoenix Equity and its affiliates and represented interests in the future profits in Phoenix Equity. The profits interests were fully vested at grant, subject to certain repurchase rights in the event of the death or incapacity of the profits interest holder.

Employment Arrangements

In November 2023, we entered into an employment letter agreement with Mr. Ferrari that provides that he will be paid approximately $29,167 per month and be eligible to receive company benefits. We entered into a revised employee agreement with Mr. Ferrari, effective January 1, 2024, that provides that he will receive variable compensation based on a percentage of our revenues, ~~contingent upon our achievement of revenue targets set by LJC,~~ and that he is eligible to participate in our employee benefit plans. See “—Elements of Our Executive Compensation Program—Base Compensation” above for more information regarding Mr. Ferrari’s variable compensation.

We entered into an employee agreement with each of Mr. Curtis Allen and Ms. Wilson, effective January 1, 2024, that provides that each such named executive officer will receive variable compensation based on a percentage of our revenues, ~~contingent upon our achievement of revenue targets set by LJC,~~ and that they are eligible to participate in our employee benefit plans. See “—Elements of Our Executive Compensation Program—Base Compensation” above for more information regarding Mr. Curtis Allen’s and Ms. Wilson’s variable compensation.

We entered into an offer letter with Mr. Goodnight in June 2020 in connection with his commencement of employment with our company. Mr. Goodnight’s offer letter provides that his compensation package will be composed entirely of commission payments. In January 2024 we entered into the Goodnight Commission Agreement outlining the terms of Mr. Goodnight’s commission payments, as described above under “—Elements of Our Executive Compensation Program—Commissions.”

We also entered into an offer letter with Mr. Brandon Allen in March 2023 in connection with his commencement of employment with our company. Mr. Brandon Allen’s offer letter sets forth the terms of his initial compensation package, including annual base salary, ability to receive additional discretionary bonuses based on our company’s performance, and eligibility to participate in our employee benefit plans.

Each of Messrs. Goodnight’s and Brandon Allen’s compensation arrangements have been adjusted from time to time as determined by our chief executive officer and agreed to by each such named executive officer, based on our company’s performance, market conditions, and individual performance and as needed to remain competitive within our market and industry. For 2024, the compensation arrangements for each of Messrs. Goodnight and Brandon Allen were not subject to a written agreement, but included base salaries as described above under “—Elements of Our Executive Compensation Program—Base Compensation” and discretionary bonuses as described above under “—Elements of Our Executive Compensation Program—Bonuses.”

Tax Considerations

As a general matter, our chief executive officer, in consultation with certain other executive officers and outside advisors, reviews and considers the various tax and accounting implications of compensation programs we utilize.

Compensation Policies

We do not currently maintain any formal compensation policies due to our governance structure and the nature in which compensation is mutually determined by our named executive officers and our chief executive officer in consultation with LJC.

Material Compensation Decisions Following December 31, 2024

We entered into an employee agreement with each of Mr. Ferrari, Mr. Curtis Allen, and Ms. Wilson, effective January 1, 2025, that provides that each such named executive officer will continue to receive variable compensation based on a percentage of our revenue, and continue to be eligible to participate in our employee benefit plans.

~~We entered into an employee agreement with each of Mr. Ferrari, Mr. Curtis Allen, and Ms. Wilson, effective January~~ LJC determined ~~1, 2025,~~ that ~~provides that each such named executive officer will continue~~ 2025 variable revenue-based compensation would again be tied only to ~~receive variable compensation based on~~ our gross revenues and set a ~~percentage of our~~ gross revenue~~, contingent upon our achievement~~ target for 2025 of ~~revenue targets set by LJC, and continue to be eligible to participate in our employee benefit plans~~ $585 million as the sole revenue target for 2025. No changes were made to the percentage of gross revenue to which each of Messrs. Ferrari and Curtis Allen is entitled in 2025 as compared to 2024, but the percentage of revenue to which Ms. Wilson is entitled in 2025 was reduced from 0.14% to 0.10% of our company’s revenue. Subject to the advance to Mr. Ferrari described below, payments will continue to be made twice a month throughout 2025, based on an assumed $500 million in gross revenue, and will be potentially trued up on December 15, 2025, using annual revenue estimates prepared from the books and records of our company as of such date.

~~The~~ Consistent with the terms of our 2025 employment agreement with Mr. Ferrari ~~provides that our company will advance~~, we paid Mr. Ferrari $3,000,000 of ~~the~~ his total 2025 variable compensation ~~prior to the end of~~ in January 2025 ~~with the~~. The remaining portion of ~~such~~ Mr. Ferrari’s variable compensation is payable twice a month through December 31, 2025 based on an assumed $500 million in gross revenue, but with each such payment reduced by $125,000 to account for the January 2025 advance and with a potential final true up at year end using annual gross revenue estimates prepared from our books and records as of December 15, 2025. LJC elected this structure for 2025 in the exercise of its business judgement and taking into account factors that included the substantial growth in operations our company experienced under Mr. Ferrari’s leadership, including our successful and rapid expansion into oil and gas production and execution of our business strategy, as well as LJC’s determination that Mr. Ferrari’s prior pay was below market-competitive levels.

We have not implemented formal agreements, policies, or other arrangements or mechanisms to facilitate recovery of variable revenue-based compensation paid to the named executive officers in the event revenue differs from an estimated or assumed level used to calculate the variable revenue-based compensation payments made to our named executive officers throughout the year or otherwise falls below an applicable revenue target. For additional information regarding potential recovery of variable revenue-based compensation, refer to the discussion under “—Elements of Our Executive Compensation Program—Base Compensation” above.

In addition, in January 2025, we entered into an amendment to Mr. Brandon Allen’s offer letter eliminating his ability to receive annual bonuses beginning in 2025 and providing that, effective for our 2025 fiscal year and future years, any salary changes and discretionary bonuses would be payable in the sole discretion of LJC. Mr. Brandon Allen’s base salary for 2025 was increased to $575,000. Such amounts were determined by the chief executive officer in consultation with LJC and certain other of our executive officers and were agreed to by Mr. Brandon Allen.

In January 2025, we also increased Mr. Goodnight’s base salary to $460,000, as determined by the chief executive officer in consultation with LJC and certain other of our executive officers.

For our 2025 fiscal year, our company has increased the maximum company contributions to the 401(k) plan to an amount equal to up to 4% of the amount eligible participants invest in the 401(k) plan. All named executive officers remain eligible to participate on the same terms as all other employees of our company.

As described above under “—Details of Our Compensation Program—Executive Compensation Philosophy and Objectives,” the Phoenix Equity Operating Agreement was amended on April 25, 2025 to clarify that any payments of wages, consulting fees, commissions, or other cash compensation for services rendered, and the out-of-pocket costs incurred, by us for any health, welfare, retirement, fringe, or other similar benefits provided to Mr. Ferrari, whether such amounts are paid on, prior to, or following April 25, 2025, will reduce future distributions from Phoenix Equity to LJC with respect to LJC’s membership interests in Phoenix Equity. Because Mr. Ferrari holds 100% of the economic interests of LJC, the indirect impact of the amendment to the Phoenix Equity Operating Agreement is that any above-described amounts paid by us to Mr. Ferrari ultimately reduce the future distributions by us to LJC, and from LJC to Mr. Ferrari.

Executive Compensation

2024 Summary Compensation Table

The following table (the “Summary Compensation Table”) sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)		All Other Compensation ($)(4)	Total ($)
Adam Ferrari Chief Executive Officer	2024	3,135,000	—	—		19,571	3,154,571
	2023	408,334	—	—		48,395	456,729
Curtis Allen Chief Financial Officer	2024	1,567,500	—	—	(5)	12,611	1,580,111
	2023	360,355	—			29,337	389,692
	2022	196,000	—	—		—	196,000
Sean Goodnight Chief Acquisitions Officer	2024	455,000	300,000	—	(5)	6,218	761,218
	2023	483,402	—	—		19,447	502,849
	2022	364,000	—	—		—	364,000
Brandon Allen Chief Operating Officer	2024	300,000	225,000	—		9,583	534,583
Lindsey Wilson Chief Business Officer	2024	399,000	32,000	—	(5)	16,189	447,189